Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

The World’s Most Comprehensive Private-to-Public Equity (PPE)™ Business Initiative

Page 2 | GigCapital Company Overview

Seeking Excellence

GigCapital Global is a serial SPAC issuer and the first Private-to-Public Equity (PPE)™ business and technology executive group dedicated to taking late-stage, high quality private TMT companies to the public market. GigCapital Global is a pioneer as it launched its first SPAC in 2017. Our "IPO-in-a-box" methodology provides an alternative to the lengthy traditional IPO process, and our Mentor-Investors™ foster growth to the unicorn stage and beyond.



Technology SPACs Statistics Overview

Strong SPAC Momentum with Limited Industry Overlap

Because of its effectiveness in bringing companies public, the SPAC process has gained significant interest from the financial community as evidenced by the recent growth in the number of SPAC offerings. SPACs have grown significantly in the last 10 years and exploded in 2020 to become a strong alternative path to liquidity, offering significant advantages such as shorter process duration, an ability to provide forward-looking financial projections, and immediate investment analyst attention.

- More than $83 billion raised for 248 SPACs in 2020, an exceptional year for SPACs
- 221 SPACs seeking acquisitions, 64 in the TMT sector, at the beginning of 2021
- Trend in 2020 to have larger PIPEs including in excess of amount in the trust account
- Alternatives to PIPEs, such as convertible notes, used for funding of targets

Amount Raised from SPACs Seeking Acquisitions


21%
16%
1%
2%
6%
7%
4%
7%
2%
2%
33%
TECHNOLOGY
$22,525
($MM)
CANNABIS $476
ENERGY $1,303
ESG $3,859
FC&R $4,818
FINANCIALS $3,025
HEALTHCARE $4,483
INDUSTRIALS $1,610
REAL ESTATE $1,280
TECHNOLOGY $22,525
DIVERSIFIED $10,665
NO TARGET $13,943

SPAC Status by Year


2016
92%
8%
2017
85%
3%
3%
9%
2018
86%
12%
2%
2019
32%
39%
28%
2%
2020
3%
13%
85%
Completed
Announced
Seeking
Liquidated

Sources: SPAC Market Snapshot, BMO Capital Markets, Dec. 21, 2020
SPAC Research Newsletter, Jan. 4, 2021

GigCapital Company Overview | **Page 3**

Global Megatrends and Implications



The global megatrends, the macroeconomic and geostrategic forces that are shaping our collective future, include urbanization, environmental changes, digitalization, and globalization. Their implications are broad and deep. Business and enterprises must be keenly aware of them and be part of the solutions to address them, to not only be able to benefit from the tremendous opportunities, but also bestow benefits on the world that we are citizens of, in order to attain long term prosperity.



Accelerating Urbanization Calls for Smart and Sustainable Infrastructure

Urban population is expected to increase from today's 53% to 70% by 2050. Based on United Nations data, overall growth of the world's population will add close to 2.5 billion people to urban areas by 2050[1]. The number of new mega-cities will increase rapidly, particularly in developing countries, requiring massive investments in smart and sustainable city infrastructures. These trends will be further emphasized and challenged by the ongoing demographic shift and new population age structure.

Sustainability and Environment Underpin Long Term Growth



Climate change and consequent environmental and social impacts are some of the world's greatest concerns. The United Nations Sustainable Development Goals and the Paris Climate Agreement are driving the agenda and world's efforts toward a green economy and sustainable solutions[2]. Consumer sensitivity to sustainable-marketed products grew substantially in the last 5 years, representing today more than 50% of total Consumer Packaged Goods (CPG) market growth[3]. Capital allocation in funds embracing Environmental, Social and Governance principles reached record numbers in the last few years[4].



Digitalization Driving Massive Value and Changing Business Models

Data has become enterprises' most valuable asset. Digital transformation, built on the cloud-based platforms and enabled with new technologies including AI, IoT, mobile and robotics, offer companies across all industries new opportunities to drive massive business transformations and new business models, with the scalability, flexibility, agility, dynamism heretofore infeasible. These transformations, in turn, are powering the movements to address the other megatrends.

Globalization Demand Global Perspectives and Execution



The focus of the global growth has been shifting. Developing countries, particularly in Asia Pacific and Latin America, are starting to bring their economies to the forefront of interlinked global trade and investments flows. The emerging markets are not only transitioning to more consumption-oriented economies, but also starting to export capitals and innovations. Enterprises that are prepared and able to adapt and capitalize on the evolving global competitive landscape will be the winner of the 21st century.

Sources: (1) Report of the UN Economist Network for the UN 75th Anniversary- Sept. 2020
(2) UN Framework Convention on Climate Change-FCC/CP/2-15/L.9/Rev1
(3) New York University, Stern School of Business;
(4) Blackrock - Sustainability: The tectonic shift transforming investing, Feb.2020.

Page 4 | GigCapital Company Overview

GigCapital Mentor-Investor TMT PPE

From Launch to Combination and Beyond

GigCapital Global's Mentor-Investor with Private-to-Public Equity (PPE) is an expanded process designed for the industries with a technology focus, structured on the Special Purpose Acquisition Company (SPAC) vehicle, as regulated by the SEC. The entire process covers from the inception and the IPO of a SPAC, through searching for a business combination target, engaging with a prospective target with a Letter-of-Intent (LOI) and executing a Definitive Agreement (DA), closing the business combination, and mentoring the combined entity to execute as a successful public growth company.


PHASE 1
Inception
PHASE 2
Searching
PHASE 3
Engagement
PHASE 4
Closing
PHASE 5
Growth & Exit

PHASE 1: Inception | 2-3 MONTHS

The Inception phase starts with forming the PPE™ execution team of TMT experts, entrepreneurs, and executive operators, and launching the Sponsorship LLC team comprised of TMT wealthy individuals, family offices, institutional investors, and investment bankers.

In addition to the SEC filings, a key activity is that of creating an IPO book with balanced fundamental equity and fixed income investors. Upon the declaration by the SEC of the S-1 being effective, the Inception phase completes with the IPO pricing and start of trading on the stock exchange.

PHASE 2: Searching | 6-12 MONTHS

In this phase, the PPE™ execution team screens thousands of TMT companies around the world and across diversified verticals, meet with the entrepreneurial leadership teams and technology-oriented owners of financially viable and public-listing-ready companies.

Subjects including financing avenues, rollover with public currency, and strategic growth planning are key parts of the discussions with a potential target company's leadership and owners.



PHASE 3: Engagement | 1-3 MONTHS

Upon mutual interest with the potential combination target company, a LOI is nominally executed in 2-4 weeks, followed by 4-6 weeks period to complete the due-diligence and execute a definitive and mutually binding Business Combination Agreement. GigCapital Global and its ecosystem of partners have consistently demonstrated expedient Engagement phase execution across many transactions.

PHASE 4: Closing | 3-6 MONTHS

GigCapital Global's "IPO in a Box" process encompasses seasoned TMT investors, underwriters, research analysts, auditors, counsels, IR, PR and HR firms. The key gating factors are that of the completion of GAAP/PCAOB audit and the filing of an S-4 and becoming effective.

To successfully close the combination, the PPE™ execution team secures the necessary financing, including the back-stopping lenders and TMT equity fundamental investors, as well as ensures the minimum listing conditions, including maintaining the market-cap, providing the required float through forward purchase agreements, and securing the minimum round-lot shareholders.

PHASE 5: Growth & Exit | 2-5 YEARS

Post-combination, selected members of GigCapital Global participate actively at the newly public company's BOD and Strategic Advisory Board, providing continuous financing, strategy, governance/compliance, and M&A advisory/guidance for consolidation and growth.

GigCapital Company Overview | **Page 5**

Data-Driven Target Identification & Efficient Engagements

1: Investment Criteria

- Seek leading growth categories in sectors enabled by technology with our deep domain expertise
- Identify the best available US private and overseas private or foreign listed companies in those sectors
- Seek entrepreneurial owners / leadership looking to leverage public market for growth, rather than liquidity as an exit

2: Superior Sourcing

- Leverage the GigCapital Global pipeline
- Management reference from previously announced deals, like Kaleyra, UpHealth or Lightning eMotors
- Strong international capabilities and global experience
- Focus on partners looking to move to the next level through public combination and roll-up, and not cash out

3: Demonstrated Execution

- Speed and certainty of execution is essential to attract quality partners
- Extensive M&A and public company experience, with exceptional personal contacts and respect in the community
- Proven operational track record and extensive capital market experience for the public market strategy

4: Post Combination

- Mentor-Investor™: identify, mentor, and recruit world-class talent and align incentives
- Participation in the BOD of public company (governance, law firm, auditor, etc.)
- Financing for SPAC overhang cleanup & growths
- M&A opportunity identification and geographic market expansion


PUBLIC DATA SOURCES
Targets & Contacts DB
~7:1
Outreach ~10:1
Qualification ~2-3:1
Engagement Tracking
Mutual Interests ~4:1
LOI
Due Diligence
DA
deSPAC
Revenue, Profitability, Comp Multiple, Ownership, etc.
Financials, Cap Table, Audit Status, Exit Expectations, etc.

GigCapital Global, with over three years of SPAC operation, has developed an infrastructure for capturing, screening, and identifying high quality candidate targets, and an efficient and supportive process to engage and track the targets of interest. This infrastructure supported screening of ~5000 targets in GigCapital2 and GigCapital3, while continually expanding a pipeline of high potential, mutually interested targets for future PPE platforms and M&A by the portfolio companies.

Page 6 | GigCapital Company Overview

A History of Success | CPaaS

Kaleyra becomes a Leading Global CPaaS Company

GigCapital1 PPE SPAC of $145M executed a definitive agreement for a combination with Kaleyra on February 22, 2019. The profitable and rapidly growing CPaaS company Kaleyra, rivaling Twillio, listed on the NYSE American under the ticker symbol "KLR", on November 26, 2019. GigCapital1 team was thrilled to partner with Kaleyra, our first transaction using the PPE platform methodology, where GigCapital Global brought its management's well-recognized and decades-long technology public-market operational and entrepreneurial expertise to enable the successful transition from late-stage growth technology company to a US public-market traded entity. GigCapital1 team joined forces with Kaleyra management, implementing its Mentor-Investor™ methodology, including BOD and Strategic Advisory Board active leadership, with audit, governance, business and M&A strategy support.


Inception S-1
GigAcquisition
Executed LOI
with Kaleyra
Nov 2019
NYSE American: KLR
MKT Cap $190M
Secondary
Offering
$45M
10/2017
12/2017
1/2019
2/2019
11/2019
5/2020
M&A Target Search
kaleyra
Dec 2017
NYSE GIG
$145M IPO
Executed BCA
with Kaleyra
GigCapital Mentor-Investor™
Active BOD, Strategic Advisory Board, M&A Advisory

GigCapital1 Case Study

Successful Combination with Kaleyra

As a public company, Kaleyra gained access to public capital and greater latitude to excel and achieve its projected accelerated financial growth by organic and strategic means. After one year of joint work between the GigCapital and Kaleyra management teams, as part of GigCapital Mentor-Investor methodology, Kaleyra achieved major milestones, adding large new enterprise customers and increasing its penetration in the US connectivity market, and paving the path for M&A strategy implementation.


eCommerce
8%
Travel /
Retail / Edu.
21%
Financial
Services
42%
Connectivity
29%
RoW
9%
Europe
47%
North America
21%
APAC
23%

Kaleyra Company Highlights


6.3B
Messages
1.1B
Voice Calls
3,500+
Global
Customers
12
Global Offices
(APAC - EU - US)
300+
Employees
Worldwide
1,600+
Network
Operator
Connections

GigCapital Company Overview | **Page 7**

A History of Success | Digital Health

GigCapital2 to Combine with UpHealth and Cloudbreak to Create a Unified and Profitable Global Digital Health Company

GigCapital2 PPE™ SPAC of $173M executed a fast-paced business combination agreement with UpHealth and Cloudbreak in Nov. 2020, with the plan of closing the combination in the 1st half of 2021. Comprising a total of six profitable and rapidly growing healthcare companies in digital and telehealth, digital pharmacy, and behavioral health, the combined company UpHealth Holdings, Inc. will list on the New York Stock Exchange under the ticker symbol "UPH".

The GigCapital2 team was thrilled to partner with the passionate healthcare entrepreneurs of UpHealth and Cloudbreak, for our second transaction using the PPE platform methodology, where GigCapital Global will bring its management's well-recognized and decades-long expertise to enable the successful transition of six late stage growth, complementary healthcare technology companies, to a unified, US public-market traded entity. Moving into the public arena will represent a major milestone to launch the unified UpHealth global ecosystem and fuel the next phase of explosive growth within the expanding Digital Health market.


Inception GigCapital2
GigCapital2 $173M IPO, NYSE: GIX
Executed BCAs with UpHealth & Cloudbreak $1.3B EV
NYSE: UPH
2/2019
5/2019
6/2019
Target Search & Engagements
11/2020
Q1/2021
1H/2021
UpHealth
SEC Confidential Review Complete, S-1 Open Filing
Planned S-4 Filing with SEC

GigCapital2 Case Study

Working with UpHealth and Cloudbreak for Successful Combination


Enabling Healthier Communities
Simplified **digital front door**, connecting evidence-based care, workflows and services
Transforming Care Delivery
Integrated Care Management
$710B
Total annual Medicare spend on chronic diseases
Global Telehealth
$61B
Global market in 2019
Digital Pharmacy
$500B
U.S. Drug Prescription Market
Behavioral Health
$100B
Additional U.S. Behavioral Health Spend in 2020 and 2021 caused by COVID

The entrepreneurial management teams that will make up UpHealth (itself the intended combination of 5 companies; some of which have already occurred) and Cloudbreak consistently delivered innovative technologies and services, global revenue growth and profitability as independent companies. As a unified public company, UpHealth Holdings will have a strong capital structure and great latitude to excel and achieve its projected accelerated financial growth by organic and strategic means. Members of GigCapital Global's management will join UpHealth's Board of Directors and Strategic Advisory Board, as per our Mentor Investor charter, and continue to provide audit, governance, business support, and work closely with UpHealth's management team to integrate complementary products/services and accelerate business growth.

Page 8 | GigCapital Company Overview

A History of Success | Reducing the Carbon Footprint

Lightning eMotors to Merge with GigCapital3 to Lead the Class 3-7 Urban Commercial Zero Emission Vehicles (ZEV) Market

GigCapital3 PPE™ SPAC of $200M is thrilled to partner with Lightning eMotors, where GigCapital3 brings its management's well-recognized and decades-long technology public-market operational and entrepreneurial expertise to enable the successful transition of a high-growth EV company to a publicly traded entity.

Lightning eMotors has successfully built out a proprietary, cost-efficient, scalable modular architecture, which is protected by robust IP that is far ahead of its competition. As a public company, Lightning eMotors will have a strong capital structure to invest in capacity expansion and additional technology development, both organically and through acquisitions, to become an international ZEV industry leader.

The combination of Lightning eMotors and GigCapital3 will bring unique, attractive, and promising opportunities to all stockholders and stakeholders, while substantiating our commitment to support one of the highest impact megatrends of our lifetime: electrification of mobility solutions.


Inception GigCapital3
GigCapital3 $200M IPO, NYSE: GIK
Executed BCA with Lightning eMotors $800M EV
NYSE: ZEV
1/2020
2/2020
5/2020
Target Search & Engagements
12/2020
1H/2021
LIGHTNING eMOTORS
SEC S-1 Open Filing
S-4 Filing with SEC

GigCapital3 Case Study

Innovative Financing for Lightning eMotors

Amidst the frenzied pace of EV companies going public in 2020, GigCapital Global leadership orchestrated a first-of-its-kind financing package to ensure successful deSPAC, providing Lightning eMotors with a strong capital structure to execute its growth plan following the planned closed of the business combination. Members of the GigCapital Global team will join the Lightning eMotors Board of Directors and Strategic Advisory Board, and work closely with Lightning eMotor's management team, to provide continued support and guidance on audit, governance, financing, M&A in accelerating its growth.


CLASS 3
CLASS 4
CLASS 5
CLASS 6
CLASS 7

Lightning eMotors Company Highlights


Strategic Partnerships
Only Full-Range Manufacturer
10 Years R&D
Ahead of the Game
Modular Architecture
Scalable and IP Protected
2 Year Head Start in Customer Validation
120 Vehicles on the Road 1,500 Vehicles on Order
$67B TAM(1)
Across Multiple End Markets
$2.0B Projected Revenue in 2025
With Visibility to $1B Revenue Based on Current Contract Pipeline

GigCapital Company Qverview Looking to the Future GigCapital Global to Continue Launching and Driving PPE Funds The rich, existing pipeline from three years of GigCapital Global search, in particular the actionable large funnel from GigCapital2 and GigCapital3 searches, anchors the inception of additional PPE funds. GigCapital Global’s team will remain focused on TMT and ESG sectors, embracing today’s Digital Transformation and Sustainable Development Goals, to shape a better society and healthier environment. Our Proven Leadership Team The GigCapital Global team is a very experienced group of entrepreneurs and executives comprising former CEOs, senior- level corporate finance and SEC accounting executives, technical experts and industry renowned and respected thought-leaders that bring expertise and insights across all aspects of company management Dr. Avi Katz Founding Managing Partner GigCapital Global CEO, GigCapital3 Executive Chairman, GigCapital2, 3 Dr. Raluca Dinu Founding Managing Partner GigCapital Global CEO, President, GigCapital2 BOD Member, GigCapital2, 3 Neil Miotto Partner, GigCapital Global BOD Member, GigCapital2, 3 Brad Weightman VP and Chief Financial Officer, Peter Wang Chief Technical Advisor SW, GigCapital Global BOD Member, GigCapital3 Andrea Betti-Berutto Chief Technical Advisor HW, GigCapital Global BOD member, Gigcapital3 Certain statements in this company overview may constitute forward-looking statements for purposes of federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies certain statements in this company overview may constitute forward-looking statements for purposes of federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including, without limitation, statements about: searching for, engaging with and completing initial business combinations; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following initial business combinations; our executive officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving initial business combinations, as a result of which they would then receive expense reimbursements; our pool of prospective target businesses, including their industry and geographic location; and the ability of our executive officers and directors to generate a number of potential investment opportunities. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. “Private-to-Public Equity (PPE)” and “Mentor-Investor” are trademarks of GigFounders, LLC, used pursuant to agreement. Contact Us HEADQUARTERS 1731 Embarcadero Road, Suite 200 Palo Alto, CA 94303 P: (650) 276-7040 E: info@gigcapitalglobal.com www.gigcapitalglobal.com www.gigcapital2.com www.gigcapital3.com www.gigcapital4.com

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.